April 22, 2016

Wilson K. Lee – Senior Staff Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3561

Re:	The St. Joe Company

Form 10-K for the fiscal year ended December 31, 2015

Filed March 3, 2016

File No. 001-10466

Dear Mr. Lee:

On behalf of The St. Joe Company (the “Company”) we hereby respond to the comment provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 8, 2016 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”). For ease of reference, we have included the Staff’s comment in its entirety in bold text preceding our response.

Form 10-K for the fiscal year ended December 31, 2015

2. Significant Accounting Policies, page F 10

Revenue Recognition, page F 10

1. We note that you have determined you are the principal in your vacation rental business as you have sole discretion in establishing prices and provide the majority of services to the guests. Please provide us with a detailed analysis of your vacation rental business and your principal vs agent determination, in accordance with ASC 605-45. Your response should discuss all indicators of gross and net reporting, weight placed on each indicator, and explanations of the facts and circumstances relied upon in placing more weight upon one indicator versus another.

We acknowledge the Staff’s comments. The Company operates its vacation rental program through a wholly owned subsidiary, St. Joe Resort Operations LLC (“SJRO”). SJRO sells guests a vacation package that provides guests third-party owned or Company-owned vacation homes in the Company’s resort communities or along Highway 30-A and access to the Company’s resort amenities. While the vacation homes are predominantly owned by third-parties unaffiliated with the Company, SJRO enters into a rental agreement with the homeowner that provides the Company access to their home as part of the

Wilson K. Lee

April 22, 2016

vacation package. In return, the homeowner receives a percentage of the gross rental amounts collected, less certain fees. The Company is responsible for all the marketing, reservations, check-in, check-out, key holding, daily maintenance, linens, and any other interaction with the guest.

The overall vacation package and the guest experience is the Company’s responsibility. We believe that the services and amenities that the Company provides to the guests, for example through access to Company golf courses and resort facilities, is what differentiates our vacation package from other programs. The Company is the face to the guest and provides and ensures that the home meets the guest’s expectations and if it does not, it is the Company’s responsibility to replace the rented home with another property, or otherwise satisfy the guest. For an appreciation of the scope of amenities that are included in the customer’s vacation experience we refer you to a screen shot from our website marketing vacations titled “Why stay with us?” included as Appendix A.

In connection with the St. Joe Club & Resorts’ Vacation Rental Program, the Company considered the gross and net indicators in ASC 605-45 discussed below in order of the weight placed on those indicators.

Primary obligor. The Company is responsible for selling the guest the vacation package and the guest’s overall vacation experience, while the homeowner has no business relationship with the guest. The Company is responsible for providing the home at check-in and all the services provided during the guest’s stay. The Company markets the vacation package, including the home, takes the reservations and collects the deposit and rental fees. Guests check-in and check-out at a Company owned facility and have access to the Company’s resort amenities during their stay. The Company also provides cleaning, linens, and maintenance service to the home. In the event the customer is dissatisfied with the home they are provided, the guests are either moved to another home in the Company’s rental inventory, the Company’s WaterColor Inn or provided credits to use at the Company’s golf courses or restaurants. We believe that the Company is the primary obligor to the guest because the Company is responsible for providing the service to the guest (see additional discussion below).

Latitude in establishing price. The Company has sole discretion to establish the rental rates and resort fees for each home offered as part of the vacation package. In addition, the Company has the right to offer promotional discounts, make reasonable adjustments in the rental rate charged and pay any commissions or referral fees due to travel agents. The homeowner receives a percentage of the rental revenue received from the home, less certain fees. In addition, the Company assumes certain costs and losses that are not shared with the homeowner (see additional discussion below).

General inventory risk. The Company does not own the home or its furnishings but it does compensate owners who participate in the vacation rental program by providing them a free membership in the St. Joe’s Club & Resort, providing the homeowner access to the Company’s amenities such as its golf courses, bikes, tennis courts, fitness facilities and beach club. The homeowner receives this benefit regardless of whether the Company ever successfully rents the home. Typically, the Company charges a nonrefundable fee up to $30,000 to separately join the club and charges up to $575 per month in dues. The Company does not offer monthly, weekly or daily rates for the use of these facilities. The Company has made a significant investment in, and incurs

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April 22, 2016

substantial costs to operate, its resort facilities to which homeowners participating in the rental program and vacationers are provided access. Lastly, the Company has the responsibility to resolve customer satisfaction issues for its guests. If the home that the guest rents is unavailable or is unsatisfactory, the Company has the responsibility to accommodate the guest, including potentially moving the guest to its hotel, the WaterColor Inn, or providing free or discounted goods or services (e.g., vouchers to the Company’s restaurants). Based on these considerations, the Company believes it has general inventory risk.

Changes product or performs part of service. The Company, at its discretion, can exchange the vacation rental property included in the vacation package that the guest has reserved for one of similar size and value. The Company checks-in and checks-out guests, provides housekeeping and other services to guests.

Discretion in supplier selection and involved in determination of product or service specification. It is the Company who determines the inventory of homes that it will include in its vacation rental program. The Company has discretion as to whether to accept a rental property into its vacation rental program.

Physical loss inventory risk. The homeowner assumes risk of loss from natural disasters, fires and wear and tear to the home. Certain damage to the home from guests is first covered by an insurance program arranged by the Company up to a set amount. However, if the extent of damage is in excess of insured amounts, the Company may absorb additional costs and/or bill the guest depending on the extent of the damage.

Credit risk. The Company, through its subsidiary SJRO, is responsible for collecting the fees from the guest and pays the homeowner regardless if there is a chargeback at a later date. The Company would be responsible for resolving the payment issue and the homeowner is paid the fee regardless of collection issues.

Based on the above considerations, we do not believe that the Company is acting as an agent or broker that merely earns a commission.

Although the homeowner receives a set percentage of the room rate established by the Company, the Company’s profit earned for vacations is affected by other adjustments and services provided by the Company that are not shared with the homeowner such as deposits fees retained by Company for cancellations, significant fixed and variable costs that the Company incurs to operate its resort facilities and the vacation business.

Based on the above considerations regarding the variability in the net fees earned by the Company, we believe the Company assumes most of the risk and rewards associated with providing the vacation package to guests. The Company is responsible for providing the majority of the services for the overall vacation experience from marketing, reservation to check-out, and services at the Company’s amenities. In addition, from the guest’s perspective, the Company is the sole service provider to the guest (the homeowner has no obligation to the guest or customer.) We believe that the weight of the evidence supports revenue recognition on a gross basis.

Wilson K. Lee

April 22, 2016

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments or requests for further information to the undersigned at (850) 231-7407.

Sincerely,

/s/ Marek Bakun
Marek Bakun
Chief Financial Officer

Cc: Kara L. MacCullough, Greenberg Traurig

Wilson K. Lee

April 22, 2016

Appendix A

From the St Joe Company’s web site when you click on the “Why Stay with Us” and “What Included”? buttons.

The St. Joe Club & Resorts Experience

Why stay with us?

The St Joe Club & Resorts is Northwest Florida’s premier provider of the Resort Vacation experience and the official provider of WaterColor and WaterSound vacations. From the Forbes 4 Star, AAA 4 Diamond WaterColor Inn & Resort, to our hand-picked luxury Vacation Rentals throughout 30A, St. Joe brings the same level of attention, detail, amenities & service to all of our guests.

When you stay with St. Joe Club & Resorts, you are choosing not just your rental accommodation, but a superior vacation experience. As our guest, you are granted exclusive privileges and access to some of St. Joe’s most prominent establishments to ensure that you have an extraordinary vacation experience.

What is included in my stay?

Stay Smart when you take advantage of the incredible list of services and amenities below when you book with St. Joe Club & Resorts:

•	Golf

Tee Times may be made in advance at any time. Resort guests pay the resort guest rates to play.

•	Exclusive access to the private Camp Creek Golf Club

•	Exclusive access to the private Shark’s Tooth Golf Club

•	Access to Public Short Course at Watersound Origins

•	Beach Club at Watersound

•	Exclusive Access to the Private Beach Club

•	Complimentary Beach Setups (subject to availability)

•	Zero-Entry Pool

•	Tennis & Fitness

•	Exclusive Access to Tennis Facilities at The Beach Club at Watersound

•	Exclusive Access to Tennis Facilities at Shark’s Tooth Golf Club

•	Complimentary Access to the WaterColor Workout Facility (hours may be limited)

•	Outdoor/Boating

•	Complimentary Access to the WaterColor Inn & Resort Adults Only Pool

•	Complimentary Bike Rentals (per bedroom limit may apply, WaterColor Community Only*)

•	Kayaks and Canoe Rentals at the Boat House at WaterColor (1 Hour Complimentary)

•	Discounted YOLO Board Rentals at Boat House at WaterColor

•	Pontoon Boat Rentals at the Bay Point Marina

•	Beach Bonfire Services

•	Events & Entertainment

•	Complimentary Access to Weekly Events to Enhance your Vacation Experience

•	Complimentary DVD Rentals (DVDs at WaterColor Inn & Resort)

•	Kids Camp

•	Discounted Camp Session Fees at Camp WaterColor (WaterColor Community Only*)

•	Exclusive Access and Discounted Camp Session Fees at Camp Watersound (All non-WaterColor Properties)

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April 22, 2016

•	Convenience

•	24 Hour Guest Service & Check-In located at WaterColor Inn

•	St. Joe Club & Resorts Check-in is also available at the WaterSound GateHouse(hours may be limited*)

•	Award Winning Service from Qualified Professionals

•	Resort Charging Privileges

Additional Amenities:

Depending on the location of your vacation rental, each community may have specific amenities that are exclusive to that community and specific resort fee. All other St. Joe Club & Resorts rentals include the amenities listed in the “What’s included with my stay”.

•	A WaterColor Vacation Home includes:

•	Access to WaterColor Community pools

•	Access to the WaterColor BeachClub

•	Access to Camp WaterColor

•	Access to the Beach Set Rentals at WaterColor

•	Access to WaterColor’s Beach

•	Access to the WaterColor Tennis Facility

•	A WaterSound Beach Rental includes:

•	Access to WaterSound Beach Community pools

•	Access to Puttering Park

•	Access to the Beach Set Rentals at WaterSound

•	A St. Joe Club & Resort rental in the Seaside Community includes:

•	Access to Seaside Community pools

•	Access to Seaside Tennis Courts

•	Access to Seaside Fitness